FMC

FRASER MILNER CASGRAIN LLP

08002980

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

May 23, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

PROCESSED
JUN 04 2008
THOMSON REUTERS

2008 JUN -2 P 1:23

Dear Sirs/Mesdames:

**Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934**

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Letter from Equity Transfer & Trust Company dated April 17, 2008;

(b) Press Release dated May 20, 2008;

(c) Interim financial statements for the period ended March 31, 2008;

(d) Interim Management's Discussion and Analysis for the period ended March 31, 2008;

(e) CEO and CFO Certifications of Interim Filings for the period ended March 31, 2008; and

(f) B.C. Form 51-901F for the period ended March 31, 2008.

dw 6/3

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Matthew Hibbert, Fraser Milner Casgrain LLP (w/o encls.)

4399187_1.DOC

EQUITY
TRANSFER & TRUST COMPANY

Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 17, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: JANNOCK PROPERTIES LIMITED

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on April 14, 2008.

1. Proxy
2. Supplemental Mailing List Form
3. Notice of Annual Meeting of Class B Common Shareholders
4. Management Information Circular
5. 2007 Annual Report (with Message to Shareholders, Management's Discussion and Analysis of Operations, and Financial Statements for the years ended December 31, 2007 and 2006 enclosed)
6. Internet Voting Option Insert
7. Postage Paid Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per:

An Duong
Client Services Administrator

Jannock Properties Limited

Press Release

May 20, 2008

Jannock Properties Limited reports March 31, 2008 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported a net loss of $6,000 ($0.00 per share) for the First Quarter of 2008 compared with earnings of $6,000 ($0.00 per share) for the same period in 2007.

Revenue
Income in the three months to March 31, 2008 consisted of interest earned on short term investments of surplus cash of $53,000. This compares with interest earnings of $85,000 in the same period last year which included interest earned on cash surpluses of $31,000 plus interest earned on mortgages receivable of $54,000.

General and Administrative Expenses
In the First Quarter of this year, general and administrative expenses were $62,000, which is 18% lower than $75,000 for the First Quarter of last year.

Cash Flows from Operations
Cash used for operating activities in the First Quarter of this year amounted to $462,000 compared with a cash usage of $154,000 for the same period last year. The major differences are due to:

- Cash receipts for the First Quarter this year were $62,000 and were all from interest received from the investment of cash surpluses. This compares with $48,000 of interest receipts for the First Quarter last year.
- Cash payments for the First Quarter this year were $524,000 and included $443,000 for the final income tax installments on 2007 earnings. In the same period last year cash payments were $202,000 and included income tax installments of $66,000.

Jancor Companies, Inc. (Jancor)
Recent public statements have shown that the ongoing problems in the US housing markets and higher raw material and transportation costs have hurt revenues and margins for suppliers of building products. It appears unlikely that the building products companies will experience any significant recovery until these problems in the US markets are resolved or abate.
Jannock Properties has the right to participate in subordinated debt payments received by Jancor's subordinated lender. In 2007, Jancor obtained deferrals on the payments of principal and interest that were to be made on its subordinated debt in September 2007 and March 2008. At this time it is not possible to predict whether further deferrals will be made on payments due later this year.
In addition to its participation in payments on Jancor's subordinated debt, Jannock Properties has the right to receive 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Corporate Items
The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs while the Corporation assesses the likelihood of receiving further proceeds from the subordinated lender to Jancor and resolves the issues relating to its other potential

recoveries. It is not possible therefore, to predict when the Corporation will make any further distributions to its shareholders.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). Currently each Unit consists of one Class B common share and 65 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

Interim Balance Sheet

(in thousands of Canadian dollars)

	March 31 2008 (unaudited)	December 31 2007
Assets		
Cash and cash equivalents (note 2)	$ 5,363	$ 5,825
Other assets	16	21
Future income taxes	32	34
	$ 5,411	$ 5,880
Liabilities		
Accounts payable and accrued liabilities	$ 10	$ 27
Income taxes payable	24	470
	$ 34	$ 497
Shareholder's Equity		
Capital stock (note 4)	$ 23,115	$ 23,115
Contributed surplus	6,868	6,868
Deficit	(24,606)	(24,600)
	$ 5,377	$ 5,383
	$ 5,411	$ 5,880

Interim Statement of Income, Comprehensive Income and Deficit

(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31 2008 (unaudited)	Three Months Ended March 31 2007 (unaudited)
Revenue		
Interest income	$ 53	$ 85
Expenses		
General and administrative costs	(62)	(75)
Income (loss) before income taxes	(9)	10
Income tax provision (recovery) (note 3)		
- current	(4)	2
- future	1	2
	(3)	4
Net income (loss) and comprehehensive income (loss) for the period	$ (6)	$ 6
Deficit - Beginning of period	$ (24,600)	$ (25,417)
Deficit - End of period	$ (24,606)	$ (25,411)
Basic and diluted income (loss) per share	$ (0.00)	$ 0.00

Interim Statement of Cash Flows

(in thousands of Canadian dollars)

	Three Months Ended March 31	
	2008 (unaudited)	2007 (unaudited)
Cash provided by (used in)		
Operating activities		
Cash receipts		
Interest received	**$ 62**	$ 48
Cash payments		
Expenditures on land development	**(0)**	(3)
Income taxes paid	**(443)**	(66)
Other payments	**(81)**	(133)
Total operating activities	**(462)**	(154)
Increase (decrease) in cash and cash equivalents	**$ (462)**	$ (154)
Cash and cash equivalents - beginning of period	**$ 5,825**	$ 3,010
Cash and cash equivalents - end of period	**$ 5,363**	$ 2,856
Cash and cash equivalents are comprised of:		
Cash	**138**	125
Short term investments (note 2)	**5,225**	5,700

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2007 and should be read in conjunction with those financial statements.

2. Cash and cash equivalents

Investments are held in either banker's acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2008	March 31, 2007
Earnings (loss) before income taxes	$ (9)	$ 10
Expected income taxes (recovery)	$ (3)	$ 4

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. There have been no changes to the shares outstanding during the three months to March 31, 2008

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding at March 31, 2008	35,631,932	2,316,075,580	23,115

5. Capital Management

The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Corporation's remaining assets relate to its cash balances, the potential recovery of levy credits and to its interests in the Jancor rights. In addition it has a significant interest in the resolution of the uncertainty regarding the income tax treatment of the proceeds that it received in 2006 and 2007 under the Jancor rights – see note 9.

The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs while the Corporation assesses the likelihood of receiving further proceeds from the Jancor rights and resolves the issues relating to its other potential recoveries.

It is not possible to predict when the Corporation will make any further distributions to its shareholders.

6. Commitments

Security in the amount of $300 which was required for any potential environmental liabilities that may arise for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

7. Related Party Transactions

The Corporation pays a nominal amount as its share of rent and expenses to a former president of the Corporation as a sub-tenant in office space that it shares with him and a third party.

In the first three months of 2007, the former President was paid $1 for consulting services provided to the Corporation ($nil in 2008)

8. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

9. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right in April 2007. No further proceeds have been received as Jancor obtained deferrals on the payments of principal and interest that were to be made in September 2007 and in March 2008 on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008.

At this time it is not possible to predict when or if the deferred interest and principal payments will be made by Jancor.

10. Accounting policy changes

Effective January 1, 2008 the Corporation adopted CICA Handbook Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

Interim Balance Sheet

(in thousands of Canadian dollars)

	March 31 2008 (unaudited)	December 31 2007
Assets		
Cash and cash equivalents (note 2)	$ 5,363	$ 5,825
Other assets	16	21
Future income taxes	32	34
	$ 5,411	$ 5,880
Liabilities		
Accounts payable and accrued liabilities	$ 10	$ 27
Income taxes payable	24	470
	$ 34	$ 497
Shareholder's Equity		
Capital stock (note 4)	$ 23,115	$ 23,115
Contributed surplus	6,868	6,868
Deficit	(24,606)	(24,600)
	$ 5,377	$ 5,383
	$ 5,411	$ 5,880

Interim Statement of Income, Comprehensive Income and Deficit

(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31 2008 (unaudited)	2007 (unaudited)
Revenue		
Interest income	$ 53	$ 85
Expenses		
General and administrative costs	(62)	(75)
Income (loss) before income taxes	(9)	10
Income tax provision (recovery) (note 3)		
- current	(4)	2
- future	1	2
	(3)	4
Net income (loss) and comprehehensive income (loss) for the period	$ (6)	$ 6
Deficit - Beginning of period	$ (24,600)	$ (25,417)
Deficit - End of period	$ (24,606)	$ (25,411)
Basic and diluted income (loss) per share	$ (0.00)	$ 0.00

Interim Statement of Cash Flows

(in thousands of Canadian dollars)

	Three Months Ended March 31 2008 (unaudited)	Three Months Ended March 31 2007 (unaudited)
Cash provided by (used in)		
Operating activities		
Cash receipts		
Interest received	**$ 62**	$ 48
Cash payments		
Expenditures on land development	**(0)**	(3)
Income taxes paid	**(443)**	(66)
Other payments	**(81)**	(133)
Total operating activities	**(462)**	(154)
Increase (decrease) in cash and cash equivalents	**$ (462)**	$ (154)
Cash and cash equivalents - beginning of period	**$ 5,825**	$ 3,010
Cash and cash equivalents - end of period	**$ 5,363**	$ 2,856
Cash and cash equivalents are comprised of:		
Cash	**138**	125
Short term investments (note 2)	**5,225**	5,700

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2007 and should be read in conjunction with those financial statements.

2. Cash and cash equivalents

Investments are held in either banker's acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

3. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2008	March 31, 2007
Earnings (loss) before income taxes	$ (9)	$ 10
Expected income taxes (recovery)	$ (3)	$ 4

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. There have been no changes to the shares outstanding during the three months to March 31, 2008

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding at March 31, 2008	35,631,932	2,316,075,580	23,115

5. Capital Management

The mandate for the Corporation is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Corporation's remaining assets relate to its cash balances, the potential recovery of levy credits and to its interests in the Jancor rights. In addition it has a significant interest in the resolution of the uncertainty regarding the income tax treatment of the proceeds that it received in 2006 and 2007 under the Jancor rights – see note 9.

The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs while the Corporation assesses the likelihood of receiving further proceeds from the Jancor rights and resolves the issues relating to its other potential recoveries.

It is not possible to predict when the Corporation will make any further distributions to its shareholders.

6. Commitments

Security in the amount of $300 which was required for any potential environmental liabilities that may arise for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

7. Related Party Transactions

The Corporation pays a nominal amount as its share of rent and expenses to a former president of the Corporation as a sub-tenant in office space that it shares with him and a third party.

In the first three months of 2007, the former President was paid $1 for consulting services provided to the Corporation ($nil in 2008)

8. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

9. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right in April 2007. No further proceeds have been received as Jancor obtained deferrals on the payments of principal and interest that were to be made in September 2007 and in March 2008 on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008.

At this time it is not possible to predict when or if the deferred interest and principal payments will be made by Jancor.

10. Accounting policy changes

Effective January 1, 2008 the Corporation adopted CICA Handbook Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2008
May 20, 2008

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended March 31, 2008 and the audited financial statements and MD&A for the year ended December 31, 2007, included in the Corporation's 2007 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended March 31, 2008 and the audited financial statements for the year ended December 31, 2007 are both prepared in accordance with Canadian generally accepted accounting principles.
Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

Results of Operations – First Quarter 2008 versus First Quarter 2007
Revenue
Income in the three months to March 31, 2008 consisted of interest earned on investments of surplus cash of $53,000. This compares with interest earnings of $85,000 in the same period last year which included interest earned on cash surpluses of $31,000 plus interest earned on mortgages receivable of $54,000.

General and administrative expenses
In the First Quarter of this year, general and administrative expenses were $62,000, compared with $75,000 for the First Quarter of last year.

Income taxes
Income tax recoveries in the First Quarter of 2008 were $3,000 (2007 – provision of $4,000) and were 33.4% of the loss before taxes (2007 – 38.1% of the earnings before taxes

Net income
Net loss for the First Quarter of 2008 was $6,000 ($0.00 per share) compared with net income of $6,000 ($0.01 per share) for the same period in 2007.

Jancor Companies, Inc (Jancor)
In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

Jannock Properties did not received any proceeds from either its debt participation right or its equity participation right in the First Quarter of 2008 (First Quarter 2007 - $nil).
Jannock Properties received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right in April 2007. No further proceeds were received in 2007 as Jancor obtained deferrals on the payments of principal and interest that were to be made later in 2007 on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008.
Recent public statements have shown that the ongoing problems in the US housing markets and higher raw material and transportation costs have hurt revenues and margins for suppliers of building products. It appears unlikely that the building products companies will experience any significant recovery until these problems in the US markets are resolved or abate.
As a result, it is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive from its participation rights in the future.

Jannock Properties has not been able to determine how much of the proceeds that it has received to date would be taxable and has consequently made full tax provisions against the amounts received in 2006 and 2007. An objection to the treatment of the proceeds received in 2006 has been filed with the Federal and Ontario tax authorities and is still pending.

Cash Flows – First Quarter 2008 versus First Quarter 2007
Cash used for operating activities in the First Quarter of this year amounted to $462,000 compared with a cash usage of $154,000 for the same period last year. The major differences are due to:

- Cash receipts for the First Quarter of 2008 were $62,000 and were all from interest received from the investment of cash surpluses. This compares with $48,000 of interest receipts for the First Quarter last year.
- Cash payments for the First Quarter of 2008 were $524,000 and included $443,000 for the final income tax installments on 2007 earnings. In the same period last year cash payments were $202,000 and included income tax installments of $66,000.

There were no cash flows for either investing or financing activities during the First Quarters of 2008 and 2007.

Financial Position
Total assets at March 31, 2008 were $5,411,000 compared with $5,880,000 at December 31, 2007.

- Cash and cash equivalents decreased by $462,000 due to operating cash outflows primarily resulting from income tax installments on 2007 income.

Liabilities at March 31, 2008 were $34,000 compared with $497,000 at December 31, 2007.

- Income taxes payable decreased by $446,000 mainly due to the final installments on 2007 earnings.

Quarterly Data
(in thousands of Canadian dollars, except per share amounts)

	2008	2007	2007	2007	2007	2006	2006	2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net income	(6)	7	(13)	817	6	487	319	(12)
Basic and diluted income per share	$ (0.00)	$ 0.00	$ (0.00)	$ 0.02	$ 0.00	$ 0.01	$ 0.01	$ (0.00)
Net cash provided/(used) by operating activities	(462)	2,066	(105)	2,789	(154)	386	283	56

Contingencies
Security in the amount of $300 which was required for any potential environmental liabilities that may arise for three years after the sale of the Milton quarry in March 2005 expired in March 2008. Security in the amount of $1,200,000 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

Potential Recoveries
An amount of $281,000 is potentially recoverable for levy credits relating to a property that had been sold although the ultimate amount realized and the timing of recovery is uncertain and could differ from current estimates.

Outlook
The Corporation's remaining assets relate to its cash balances, the potential recovery of levy credits and to its interests in the Jancor rights. In addition it has a significant interest in the resolution of the uncertainty regarding the income tax treatment of the proceeds that it received in 2006 and 2007 under the Jancor rights.
The interest earned on cash balances currently offsets a large portion of the ongoing administrative costs while the Corporation assesses the likelihood of receiving further proceeds from the subordinated lender to Jancor and resolves the issues relating to its other potential recoveries.
It is not possible to predict when the Corporation will make any further distributions to its shareholders.

Distributions
No redemptions of special Class A shares have been made during the three months to March 31, 2008.

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from payments by Jancor on its subordinated debt or a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the

Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

Related Party Transactions
The Corporation pays a share of rent and expenses to a former President as a sub-tenant in office space that it shares with him and another party.
For the first three months of 2007, a former President of the Corporation was paid $1,000 for consulting services provided to the Corporation ($nil in 2008).

Additional Information relating to the Company
The interim unaudited financial statements for the three months ended March 31, 2008 follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2007 apart from the adoption on January 1, 2008 of the Canadian Institute of Chartered Accountants handbook standards contained in Section 1535, Capital Disclosures. Also, in fiscal 2008, the Company has adopted Section 3862, "Financial Instruments - Disclosures", and Section 3863, Financial Instruments - Presentation". These sections replace Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing disclosure requirements, and carrying forward unchanged presentation requirements. These new Sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These standards impact the Company's disclosures provided but do not affect the Company's results or financial position.
At March 31, 2008, there were no off-balance sheet transactions.

RECEIVED

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Jannock Properties Limited (the issuer) for the interim period ending March 31, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 20, 2008

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Ian C. B. Currie, President and Chief Executive Officer of Jannock Properties Limited, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Jannock Properties Limited (the issuer) for the interim period ending March 31, 2008.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 20, 2008

President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	March 31, 2008	May 20, 2008

ISSUER ADDRESS
2500 Meadowpine Blvd, Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
	Mr. Ian Currie	May 20, 2008
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
	Mr. Brian Jamieson	May 20, 2008

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	March 31, 2008	May 20, 2008

ISSUER ADDRESS
2500 Meadowpine Blvd, Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
	Mr. Ian Currie	May 20, 2008

CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
[signature]	Mr. Brian Jamieson	May 20, 2008

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended March 31, 2008 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the quarterly financial statements for material expenses and material deferred costs for the three month period ended March 31, 2008:

a)	Deferred or expensed exploration	Not applicable	
b)	Expensed research	Not applicable	
c)	Deferred or expensed development	Not applicable	
d)	Cost of sales		
	Expenditures/(recoveries) on property development	$	0
	Land costs	$	0
	Development costs	$	0
e)	Marketing expenses	Not applicable	
f)	General and administrative expenses		
	Personnel costs	$	17
	Directors fees	$	12
	Professional fees	$	32
	Office administration	$	1

2. Related party transactions

The Corporation pays a share of rent and expenses to a former President as a sub-tenant in office space that it shares with him and a third party.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended March 31, 2008:

Nil.

b) Summary of options granted during the three month period ended March 31, 2008:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at March 31, 2008:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,316,075,580 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended March 31, 2008 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

END